	Dynamic	Alert	Limited

45563 RPO Sunnyside				Phone: 604 202-6747
Surrey, BC V4A 9N3				Fax: (604) 536-8972
CANADA

November 7, 2006

Via Electronic Filing via Edgar

Mr. John Reynolds - Assistant Director Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549 Dear Mr. Reynolds:

               This letter shall serve as an undertaking of Dynamic Alert Limited to amend the prospectus included in its Form SB-2/A, Amendment #10, to include the following disclosure in Item 17, page 19 of such prospectus:

"In the past. 18th Floor Media has billed us an hourly rate of $85 CDN for work that they have done on our website, which as of November 7, 2006, is equivalent to approximately $75 USD.   We currently do not have, nor have we asked for, any estimates from 18th Floor Media of costs to complete for any portion of the remaining work on our website."

                Thank you for your assistance in this matter.

                 Sincerely,

                 /s/ Audrey Reich

                 Audrey Reich – President and principal executive officer